SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

CKx, Inc.
(Name of Subject Company)
CKx, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel
CKx, Inc.
650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011 by CKx, Inc., a Delaware corporation (“CKx”), as amended by Amendment No. 1 filed with the SEC on May 23, 2011 and Amendment No. 2 filed with the SEC on June 1, 2011 (as previously amended, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes upon on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal, originally included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc. (“Parent”), Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. (“Merger Sub”) and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011. Except as specifically set forth herein, the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by replacing the following sentence in its entirety:
“At a meeting held on April 18, the Board instructed Gleacher & Company and Wachtell Lipton on a proposed process for soliciting interest in a sale of CKx and for negotiating a definitive transaction with interested parties.”
     with:
“The Board instructed Gleacher & Company and Wachtell Lipton at the April 15 meeting on a proposed process for soliciting interest in a sale of CKx and for negotiating a definitive transaction with interested parties.”
     Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the following sentence in its entirety:
“The Board met on April 27 to discuss the status of a potential transaction with the interested parties.”
     with:
“The Board held an update call on April 27 to discuss the status of a potential transaction with the interested parties.”
     Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the following sentence in its entirety:
“The Board held a special meeting in the evening of May 6 to discuss the proposal from Apollo Management.”
     with:
“The Board held an update call in the evening of May 6 to discuss the proposal from Apollo Management.”
ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
     Item 8(c) of the Schedule 14D-9 is hereby amended and supplemented by being replaced in its entirety with the following:
(c) Litigation.
     Five lawsuits have been initiated on behalf of a putative class of public stockholders of CKx concerning the Offer and the Merger. Four of the actions were commenced in the Court of Chancery of the State of Delaware: Nierenberg v. CKx, Inc., et al., C.A. No. 5545; Vanwhy v. CKx, Inc., et al., C.A. No. 6519; Leone v. CKx, Inc., C.A. No. 6524. The plaintiff in the Leone action also initiated suit in the Supreme Court of the State of New York in an case styled Leone v. Edwin M. Banks, et al., No. 650538-2010; and Sadowski v. Michael G. Ferrel, et al., C.A. No. 6535. On May 26, 2011, the New York Supreme Court entered an order staying the New York action in favor of the proceedings in Delaware, and on May 27, 2011, the Delaware Court of Chancery issued a decision and order appointing lead plaintiffs’ counsel and consolidating the Delaware actions under the caption In re CKx, Inc. Shareholders Litigation, C.A. No. 5545 (the Sadowski action was consolidated by order of the Court on June 1, 2011).
     On May 31, 2011, the lead plaintiffs lodged a proposed consolidated amended complaint that names as defendants CKx; its current directors; Mr. Sillerman; Apollo Global Management, LLC; Parent; Offeror; and Merger Sub. The Court accepted this consolidated amended complaint as filed on June 1, 2011. This complaint alleges, among other things, that the CKx directors breached their fiduciary duties in connection with the Offer, the Merger, and the other transactions contemplated by the Merger Agreement by failing to obtain fair consideration for Stockholders, approving terms in the Merger Agreement that are allegedly unfair to the Stockholders, and issuing materially incomplete or misleading disclosures in connection with the transaction. The complaint further alleges that Mr. Sillerman and the Apollo entities/affiliates aided and abetted the Board’s alleged breaches of fiduciary duty. Among other things, the complaint seeks an order enjoining the approval of the transaction; an order prohibiting defendants from using amendment to CKx’s bylaws (described in Item 3(b), “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent—Amendment to Bylaws”) in any manner that would impede the Stockholders’ voting franchise; an order directing the individual defendants to take all appropriate and necessary steps to maximize stockholder value; an order requiring the disclosure of all material information necessary for CKx’s unaffiliated stockholders to make an informed decision whether to tender their stock; an order preventing the close of the transaction until the minimum tender condition is amended to exclude all shares other than those of CKx’s public shareholders; an award of compensatory and/or rescissory damages and an award of plaintiff’s costs and disbursements, including reasonable attorneys’ fees and expenses.
     Plaintiffs intend to move for a preliminary injunction to bar the consummation of the transaction, and the Court of Chancery has scheduled a hearing on this motion for June 9, 2011. CKx and the other defendants believe the plaintiffs’ allegations lack merit and will contest these allegations and the injunction motion vigorously.
     The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibits (a)(5)(D), (a)(5)(E),
(a)(5)(F), (a)(5)(G) and (a)(5)(H) which are incorporated herein by reference.
     Item 8(h) of the Schedule 14D-9 is hereby amended and supplemented by being replaced in its entirety with the following:
(h) Projected Financial Information.
     CKx’s senior management does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, CKx made available certain financial forecasts prepared by senior management to Apollo Management, Parent and Merger Sub, as well as to certain other third parties who evaluated a potential transaction with CKx, as described in this Item 8(h). CKx also provided financial forecasts to the Board and Gleacher & Company in connection with their consideration of the Offer and the Merger as described in Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors.” We have also included the material projections described above in Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors.” We have included the material projections, which were dated as of April 1, 2011 and made available to Apollo Management, Parent and Merger Sub, as well as to certain other third parties who evaluated a potential transaction with CKx, in this Item 8(h) to provide our Stockholders access to this information. The inclusion of the financial information in this Item 8(h) and Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors” should not be regarded as an indication that Apollo Management, Parent, Merger Sub, the Board, Gleacher & Company, or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.
     The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to CKx’s business. Many of these matters are beyond CKx’s control and the continuing uncertainty surrounding general economic conditions and in the entertainment and content management industries creates significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. The financial projections described in this Item 8(h) were prepared solely for internal use and to be made available for use by Apollo Management, Parent, certain third parties who evaluated a potential transaction with CKx and their respective advisors, and the financial projections described above in Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors,” in connection with the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by CKx’s management. Neither CKx’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial projections in this Item 8(h) do not take into account any circumstances or events occurring after April 1, 2011, the date they were prepared.
     CKx has made publicly available its actual results of operations for the quarter ended March 31, 2011. You should review CKx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed on May 10, 2011 to obtain this information. See “Where You Can Find More Information.” Readers of this solicitation/recommendation statement are strongly cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any Stockholder regarding the information included in these projections.
     The inclusion of projections herein should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, CKx undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

(Estimated)	2011	2012	2013	2014	2015
	(In millions)
Revenue	$239.9	$271.1	$274.7	$283.4	$293.1
Expenses	(172.7)	(181.6)	(183.0)	(189.0)	(195.4)
EBITDA	68.0	90.2	92.5	95.2	98.5
ITEM 9. EXHIBITS.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented in the following manner:
     Exhibit (a)(5)(D) is hereby amended and supplemented by being replaced in their entirety with the following:

Exhibit No.	Description
(a)(5)(D)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Vanwhy v. CKx, Inc., et al. (Case No. 6519).
     Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(G)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Leone v. Edwin M. Banks, et al. (Case No. 6524).

(a)(5)(H)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Sadowski v. Michael G. Ferrel, et al. (Case No. 6535).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CKX, INC.

By: Name:	/s/ Howard J. Tytel Howard J. Tytel
Title:	Senior Executive Vice President, Director of Legal and Governmental Affairs
Dated: June 2, 2011